SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

ELETROBRAS DIVIDEND DISTRIBUTION POLICY

Edition 2.0
03/31/2023

Eletrobras Dividend Distribution Policy

Area responsible for the issuing

Financial and Investor Relations Department/Investor Relations Superintendence

Target Audience

Shareholders, officers and directors of Eletrobras.

Approval

Resolution 111/2023, of 03/06/2023, of the Executive Board of Eletrobras.

Resolution 039/2023, of 03/31/2023, of the Board of Directors of Eletrobras.

Repository

The policies of Eletrobras companies can be found on the website:

https://eletrobras.com/pt/Paginas/Estatuto-Politicas-e-Manuais.aspx

Copyright and confidentiality

The contents of this document may not be reproduced without proper authorization. All rights belong to Eletrobras.

Maximum revision period: 5 years

Revision history

Issue	Approval	Main changes
1.0	06/30/2017	Not applicable.
2.0	03/31/2023	Adequacy to statutory provisions after privatization

ELETROBRAS DIVIDEND DISTRIBUTION POLICY

Table of Contents

Introduction	0
1 Objective	1
2 References	1
3 Principles	1
4 Guidelines	1
5 Responsibilities	4
6 Concepts	5
7 General Provisions	5

ELETROBRAS DIVIDEND DISTRIBUTION POLICY

Introduction

Centrais Elétricas Brasileiras S.A. – Eletrobras (hereinafter referred to as “Eletrobras” or company) plays a relevant role in the Brazilian electricity sector, standing out competitively in the operations of generation, transmission and commercialization of electricity, seeking to properly remunerate its shareholders and contribute to the energy security of the country and its sustainable development.

Eletrobras adopted the "True Corporation" model after its privatization process, with voting rights limited to 10% of the total common shares held by the shareholders or group of shareholders, a restriction that applies to preferred shares in the event of acquiring voting rights, under the terms of the Law.

The purpose of this policy is to adapt the rules and procedures related to the matter to the new legal regime of the company, in a transparent manner and in accordance with the legal, statutory and other applicable regulations.

The decision to distribute dividends and other income must take into account several factors and variables, such as the company's results, its financial condition, cash needs, future prospects of current and potential markets, existing investment opportunities, maintenance and expansion of production capacity and its strategic planning.

The Eletrobras Code of Conduct, when citing commitments in the exercise of corporate governance, informs that Eletrobras “manages its business independently, aiming to strengthen the economic and financial situation of companies, adopting transparent policies and guidelines with regard to investments, distribution of dividends and statements of its economic and financial situation, taking care of equity and institutional image.” (The code is available at: www.eletrobras.com/governancacorporativa.)

The information contained in this policy, relating to the distribution of dividends, applies, where applicable, to the payment of interest on equity.

In case of changes in the rules and/or guidelines, the information provided herein will be reviewed and updated to the extent necessary to reflect such changes, being timely communicated to the market.

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ELETROBRAS DIVIDEND DISTRIBUTION POLICY

1       Objective

Establish principles, guidelines and responsibilities to guarantee the company's long-term financial sustainability, having as premises the need for flexibility and financial strength for the maintenance of its business.

2       References

2.1       Law No. 6.404, of December 15, 1976 (Brazilian Corporation Law, Brazilian Corporation Law) – provides for joint-stock companies.

2.2       Law No. 9.249, of December 26, 1995 – to amend the legislation on corporate income tax, as well as social contribution on net income, and other measures.

2.3       CVM Resolution No. 80, of March 29, 2022 – provides for the registration and provision of periodic and eventual information of issuers of securities admitted to trading on regulated securities markets.

2.4       CVM Resolution No. 81, of March 29, 2022 – provides for meetings of shareholders, bond holders and holders of promissory notes and commercial notes.

2.5       Eletrobras' Articles of Incorporation.

2.6       Resolutions of the Board of Directors and/or the General Shareholders’ Meeting of Eletrobras.

3       Principles

3.1        Transparency.

3.2        Respect and appreciation to the shareholder.

3.3        Financial sustainability.

3.4        Legal compliance.

3.5        Ethics

4       Guidelines

4.1       Allocation of Net Income

4.1.1       As ensured in the Eletrobras' Articles of Incorporation, shareholders are guaranteed the right, in each year, to dividends and/or equity interest of not less than 25% of the adjusted net income, pursuant to the Brazilian Corporation Law and subsequent amendments.

4.1.2       In accordance with the Brazilian Corporate Law (Lei das Sociedades por Ações - Lei das S.A.), dividends can only be distributed after the deduction, before any participation, of the accumulated losses and the provision for Income Tax. The Brazilian Corporate Law authorizes the company to pay dividends to the account of net income for the year, retained earnings or profit reserve (excluding the legal reserve).

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ELETROBRAS DIVIDEND DISTRIBUTION POLICY

4.1.3       The capital reserve may not be used for dividend payments.

4.1.4       In addition to the legal reserve, up to 75% of the net income for the year must be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the company's corporate purpose, whose accumulated balance may not exceed 75% of the paid-in share capital.

4.1.4.1       In addition, the company, by resolution of the General Shareholders’ Meeting, may retain part of the net income for the year, provided for in the capital budget previously approved by it. If installed, the Fiscal Council must previously express its opinion on the aforementioned capital budget proposal.

4.1.5       Class "A" preferred shares have priority in the receipt of dividends distributed in each fiscal year, these levied at the rate of 8% per year on the capital belonging to this type and class of shares, to be apportioned equally among them.

4.1.6       Class "B" preferred shares have priority in the receipt of dividends distributed in each fiscal year, these levied at the rate of 6% per year on the capital belonging to this type and class of shares, to be apportioned equally among them.

4.1.7       The special class preferred share (Golden Share), exclusively owned by the Federal Government, confers, solely and exclusively, veto power in corporate resolutions aimed at modifying the Articles of Incorporation for the purpose of removing or modifying the limitation on the exercise of voting rights and entering into a shareholders' agreement for this purpose.

4.1.8       Class "A" and "B" preferred shares must participate, on equal terms, with the common shares and with the special class preferred share, in the distribution of dividends in each fiscal year, after the lowest of the minimum dividends provided for in the Articles of Incorporation is assured to the class "A" and "B" preferred shares.

4.1.9        Class “A” and “B” preferred shares are guaranteed the right to receive dividends distributed in the fiscal year, for each share, at least 10% higher than that attributed to each common share in the respective fiscal year.

4.2       Declaration of dividends

4.2.1       The declaration of dividends must be resolved at the Annual General Meeting of Shareholders within the first four months following the end of the fiscal year, on a day and time previously fixed

4.2.1.1       The company's fiscal year is 12 months, beginning on the 1st January and ending on December 31 of each year.

4.3       Right to dividends

Under the Brazilian Corporate Law, dividends are due to shareholders registered as owners or usufructuary of the share, on the date of declaration of dividends and/or interest on equity

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ELETROBRAS DIVIDEND DISTRIBUTION POLICY

4.4       Mandatory dividend

4.4.1       The mandatory dividend, as provided for in the Brazilian Corporation Law, corresponds to the minimum portion of net income that the company must distribute to its shareholders.

4.4.2       According to the Articles of Incorporation, the portion referring to the mandatory dividend may not be less than 25% of the adjusted net income, in accordance with the Brazilian Corporation Law.

4.4.2.1       The mandatory dividend may, exceptionally, fail to be paid in the fiscal year in which the company's management bodies inform the Annual General Meeting that it is incompatible with the financial situation.

4.4.2.2       Profits not distributed in the case described above, if not absorbed by accumulated losses in subsequent years, must be paid as soon as the company's financial situation allows.

4.4.3       The payment of the mandatory dividend may be limited to the amount of net income for the year that has been realized, and the difference must be recorded as unrealized profit reserve.

4.4.3.1       Profits recorded in the unrealized profit reserve, when realized and if not absorbed by subsequent accumulated losses, shall be added to the first dividend declared after realization.

4.5       Interim Dividends and Interest on Equity

4.5.1       The Board of Directors may resolve on the declaration of interim dividends and on the payment of interest on equity, at the proposal of the Executive Board.

4.5.2       The amount of interest, paid or credited, as interest on equity may be attributed to the holders of common shares and to the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by the company, in the year in question, for all legal purposes.

4.6       Payment of dividends

4.6.1       Dividends must be paid within 60 days from the date on which they are declared, unless otherwise decided by the General Shareholders’ Meeting, and, in any case, such payment must occur in the same fiscal year in which the dividends have been declared by the Annual General Meeting.

4.6.2       By decision of the Board of Directors, interest on shareholders' equity may be paid to shareholders, in accordance with the applicable legislation.

4.6.2.1        The amount paid or credited as interest on equity may be attributed to the mandatory dividend, integrating such amount for all legal purposes.

4.6.2.2       Unlike the dividend, the payment of interest on equity is not exempt from taxation, and is currently subject to withholding tax according to the current rate(s), except in the case of shareholders exempt or immune from such tax.

4.6.3       Payment must be made by the financial institution depositing the book-entry shares of Eletrobras, so that the account holders of the financial institution depositing the book-entry shares of Eletrobras, or of other banks, whose registration is duly completed and updated, must have their rights credited to their bank account, automatically, on the date of payment.

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ELETROBRAS DIVIDEND DISTRIBUTION POLICY

4.6.3.1       For shareholders whose registration does not contain the registration of "bank/agency/current account", the rights will only be credited on the date of the registration update in the electronic files of the financial institution depositary of Eletrobras' book-entry shares, through its agencies.

4.6.4       For shares deposited in the Fungible Custodies of the Stock Exchanges, the payment must be credited to the respective Stock Exchanges, which must be responsible for passing it on to the shareholders, through the depositing brokers.

4.6.5       Shareholders holding bearer shares must attend, provided with Individual Taxpayer Registration (CPF), original and valid Identity Card (RG), proof of residence and certificates with the respective coupons, to any agency of the financial institution depositary of Eletrobras' book-entry shares, so that the shares are converted to book-entry form for later receipt of remuneration. At the time, they will be able to inform the bank details for credit of the amounts in current account.

4.6.6       Amounts paid or credited as interest on equity, in accordance with the relevant legislation, must be charged to the amounts of the dividends distributed, for all legal purposes.

4.6.7       Payment of American Depositary Receipts (ADRs) traded on the New York Stock Exchange (NYSE) shall be made through the depositary financial institution of such securities.

4.6.8       Dividends not claimed within three years from the date on which they were made available to shareholders shall be reverted to the benefit of the company.

4.7       Consultations on dividends provided by Eletrobras

4.7.1       Eletrobras' compensation history since 1995, in addition to bonuses, groupings, splits or subscriptions, must be made available on Eletrobras' IR website (https://ri.eletrobras.com/acoes-titulos-da-divida-e-dividendos/direitos/).

4.7.2        Questions about this policy or any other matter related to the capital market can be clarified by accessing the most frequently asked questions asked by market agents at: https://ri.eletrobras.com/servicos/perguntas-frequentes/.

4.7.3       The “IR Ombudsman”, an exclusive platform for answering inquiries, criticisms, compliments, complaints and suggestions from protesters regarding the capital market, made available by the investor relations area, can be accessed at: https://ri.eletrobras.com/servicos/fale-com-ri/.

4.7.4       In order to have access to the Income Report, any and all shareholders must seek any branch of Banco Bradesco in the national territory and make the request upon presentation of the requested documents.

5       Responsibilities

5.1        Investor Relations Superintendence: coordinate the preparation and implementation of this policy and propose any updates.

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ELETROBRAS DIVIDEND DISTRIBUTION POLICY

5.2        Executive Board of Eletrobras: approve this policy and ensure its implementation, ensuring compliance with its principles and guidelines in all its decisions.

5.3        Board of Directors of Eletrobras: approve this policy and ensure its implementation, ensuring compliance with its principles and guidelines in all its decisions

6       Concepts

6.1        Managers: officers and members of the Board of Directors of Eletrobras, according to specific legislation that provides for joint-stock companies and their legal status and that of their subsidiaries.

6.2        American Depositary Receipts (ADRs): share certificates issued by US financial institutions, backed by securities of companies from other countries.

6.3        General Meeting: highest body of the company, exclusively deliberative, which is characterized by the meeting of shareholders, upon call and installation, to deliberate on matters of interest to Eletrobras, according to the powers established in the Articles of Incorporation and in the Brazilian Corporation Law.

6.4        Annual General Meeting (AGM): Shareholders' General Meeting, to be held annually, in the first four months following the end of the fiscal year, intended to address its private powers specified in the Brazilian Corporation Law, in particular, to examine, discuss and vote on the financial statements; to resolve on the allocation of net income for the year and the distribution of dividends; to elect the members of the Board of Directors and those of the Fiscal Council; and to fix the annual global remuneration of the managers and the Fiscal Council, subject to applicable legislation.

6.5        Stock Exchange: stock exchanges and organized over-the-counter market entities in which the securities issued by Eletrobras are or will be admitted to trading, in the country or abroad, such as Brasil, Bolsa e Balcão (B3), the New York Stock Exchange (NYSE) and the Madrid Stock Exchange for the Latin American Market (Latibex).

6.6        Company: Centrais Elétricas Brasileiras S.A. (Eletrobras).

6.7        Registration of Individuals (CPF): document generated by the Federal Revenue Service of Brazil, characterized by being personal and non-transferable, whose registration is allowed for Brazilians or foreigners, residing in Brazil or abroad.

6.8        Interest on Equity (JCP): remuneration distributed to shareholders, limited to the variation of the Long-Term Interest Rate.

6.9        Securities: defined in article 2 of Law No. 6,385 of December 7, 1976, as amended, as well as in the regulation issued by the CVM, are those issued by the company or exchangeable or convertible into securities issued by Eletrobras.

7       General Provisions

7.1       This policy can be broken down into unified regulations, as well as specific internal normative documents, as long as they remain in line with the principles and guidelines established herein.

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ELETROBRAS DIVIDEND DISTRIBUTION POLICY

7.1.1       Normative documents that establish guidelines and procedures contrary to those described in this policy must be revoked.

7.2 Replaces edition 1.0 of Eletrobras' Dividend Distribution Policy (POL-29), approved by DEL-156/2017, of 06/30/2017.

7.3 The guidelines established in this policy must be complied with by all its recipients, being the same subject, in the event of non-compliance, to that established in the Consequences Policy of Eletrobras Companies.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.